UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One:)
      [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2001

OR

      [   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                                   to

Commission file number 001-14195

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN TOWER RETIREMENT SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN TOWER CORPORATION
116 Huntington Avenue
Boston, Massachusetts 02116

AMERICAN TOWER
RETIREMENT SAVINGS PLAN

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of conditions under which such schedules are required.

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator of
American Tower Retirement Savings Plan
116 Huntington Avenue
Boston, MA 02116

We have audited the accompanying statements of net assets available for benefits of the American Tower Retirement Savings Plan (the “Plan”) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Boston, MA

June 6, 2002

AMERICAN TOWER
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:
Investments, at fair value:
Mutual funds	$33,142,246	$19,042,137
Common stock	1,080,602	427,784
Participant loans	991,861	375,131

Total investments	35,214,709	19,845,052
Contributions receivable	464,549	725,052

NET ASSETS AVAILABLE FOR BENEFITS	$35,679,258	$20,570,104

See notes to financial statements.

AMERICAN TOWER
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:
Investment activity:
Net depreciation in fair value of investments	$(3,889,831)	$(2,024,684)
Dividends and interest	596,892	1,207,588

Net investment activity	(3,292,939)	(817,096)

Contributions:
Participant	12,751,161	10,361,677
Employer	2,273,608	1,525,372

Total contributions	15,024,769	11,887,049

Total additions	11,731,830	11,069,953

DEDUCTIONS:
Benefits paid to participants	(2,813,567)	(789,938)
Administrative expenses	(114,525)	(47,837)

Total deductions	(2,928,092)	(837,775)

NET INCREASE BEFORE TRANSFERS	8,803,738	10,232,178
TRANSFERS IN FROM OTHER PLANS	6,305,416	836,627

NET INCREASE	15,109,154	11,068,805
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	20,570,104	9,501,299

End of year	$35,679,258	$20,570,104

See notes to financial statements.

AMERICAN TOWER
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the American Tower Retirement Savings Plan (the “Plan”) provides general information only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General Information – The Plan, effective July 14, 1998, is a defined contribution plan available to substantially all full-time employees of American Tower Corporation (the “Company”) and its subsidiaries. The Company, as Plan Administrator, controls and manages the operation and administration of the Plan. Fidelity Management Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participant Contributions – Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan, subject to limits set by the Internal Revenue Code (the “Code”). Participants may also contribute amounts representing distributions from other qualified plans.

Employer Contributions – Each year, the Company may make discretionary matching contributions to be determined annually based on a percentage of an employee’s pretax contributions. Matching contributions are subject to a maximum of 5% of an employee’s eligible compensation contributed to the Plan. For 2001 and 2000, the matching contribution was 35% of the first 5% contributed by a participant.

Participant Accounts – Each participant’s account is credited with the participant’s contributions and withdrawals, as applicable, and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from his or her account.

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts (plus actual earnings thereon) is based on years of credited service. A participant will vest 20% each year until fully vested.

Payment of Benefits – Total or partial cash distributions from the Plan are permitted upon a participant’s attainment of age 59½, termination of employment, retirement, death or disability. In addition, withdrawals are also permitted for certain events that result in financial hardship to the participant. A participant may make only one withdrawal in any consecutive twelve-month period.

Forfeitures – Unvested employer contributions and earnings thereon that have been forfeited are initially applied against administrative expenses of the Plan. Any excess forfeitures are applied to reduce future employer contributions.

Investments – Participants direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds and American Tower Corporation common stock as investment options for participants.

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Participant Loans – Participants may borrow from their accounts a minimum of $1,000. The maximum amount is the lesser of one-half of a participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance in a participant’s account during the prior twelve-month period. Loans are fully secured by the participant’s vested interest in his or her account. Loan terms generally range from one to five years with terms extending to 10 years for loans associated with the purchase of a primary residence. Participant loans bear interest at a rate commensurate with local prevailing rates at the date of the loan as determined quarterly by the Plan Administrator. The applicable interest rates for outstanding loans ranged from 5.0% to 9.5% as of December 31, 2001 and 2000. Principal and interest are paid ratably through payroll deductions.

Transfers in from Other Plans – In June 2001, the assets of the Kline Iron & Steel Company, Inc. 401(k) Profit Sharing Plan, approximating $6.3 million, were merged into the Plan. Kline Iron & Steel Company, Inc. is a wholly owned subsidiary of the Company.

In November 2000, the assets of the S&S Dynamics Manufacturing LLC 401(k) Profit Sharing Plan, approximating $840,000, were merged into the Plan. S&S Dynamics Manufacturing LLC is a wholly owned subsidiary of the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting –The accompanying financial statements have been prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded when earned.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

The Plan invests in American Tower Corporation common stock and mutual funds which hold securities, including U.S. Government securities, corporate debt instruments and corporate stock. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in statements of net assets available for benefits.

Investment Valuation – Mutual funds and common stock are stated at fair value based on quoted market prices. Participant loans are stated at cost, which approximates fair value.

Expenses – All expenses are paid by the Plan or the Company, as provided for in the plan agreement.

Payment of Benefits – Benefits are recorded when paid.

3.	INVESTMENTS

Investments representing five percent or more of the Plan’s net assets available for benefits as of December 31, are as follows:

	2001	2000
Fidelity Growth Company Fund	$6,794,270	$4,935,728
Fidelity Magellan Fund	5,161,061	3,019,695
Fidelity Growth & Income Portfolio	5,013,049	3,373,840
Fidelity Retirement Money Market Portfolio	4,989,685	2,069,239
Spartan U.S. Equity Index Fund	3,586,224	2,059,015
Fidelity U.S. Bond Index Fund	2,797,241	—
Fidelity Worldwide Fund	2,589,755	1,567,018
Fidelity Puritan Fund	2,210,961	1,286,623

During the years ended December 31, 2001 and 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) depreciated in value as follows:

	2001	2000
Mutual funds	$(2,917,263)	$(2,014,931)
Common stock	(972,568)	(9,753)

Total	$(3,889,831)	$(2,024,684)

4.	PLAN TERMINATION AND AMENDMENTS

Although it has not expressed any intention to do so, the Board of Directors of the Company has the right under the Plan to suspend its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

The Board of Directors of the Company also has the right to amend the Plan, in whole or in part, subject to the provisions of ERISA. During 2000, the Plan was amended to (i) add Class A common stock of American Tower Corporation as an investment option, (ii) increase the Company’s discretionary matching contribution to 35% of the first 5% of each employee’s contribution, and (iii) exclude from the Plan the following classes of employees: employees covered by a collective bargaining agreement, leased employees, nonresident aliens who do not receive any U.S. source income, independent contractors, seasonal employees, student interns, and employees under student cooperative programs.

Effective January 1, 2002, the Plan was amended to comply with tax law changes and to change the vesting percentage from 20% per year to 25% per year until a participant becomes fully vested.

5.	TAX STATUS

The Plan has not yet received a determination letter from the Internal Revenue Service regarding the Plan’s compliance with the applicable provisions of the Code. However, the Company believes that the Plan is currently designed and being operated in accordance with the provisions of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

6.	RELATED-PARTY TRANSACTIONS

The Plan’s investments as of December 31, 2001 and 2000 include shares of mutual funds managed by Fidelity Management Trust Company, the Plan trustee. In addition, investments include shares of Class A common stock of American Tower Corporation, the Plan sponsor. These transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity Management Trust Company for the years ended December 31, 2001 and 2000 were $114,525 and $47,837, respectively.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits in the accompanying financial statements to amounts reported in the Company’s Form 5500 at December 31, 2001 and 2000:

	2001	2000
Net assets available for benefits per the financial statements	$35,679,258	$20,570,104
Contributions receivable	(464,549)	(725,052)

Net assets available for benefits per the Form 5500	$35,214,709	$19,845,052

The following is a reconciliation of contributions in the accompanying financial statements to amounts reported in the Company’s Form 5500 for the years ended December 31, 2001 and 2000:

	2001	2000
Contributions per the financial statements	$15,024,769	$11,887,049
Decrease (increase) in contributions receivable	260,503	(263,160)

Contributions per the Form 5500	$15,285,272	$11,623,889

* * * * * *

AMERICAN TOWER
RETIREMENT SAVINGS PLAN

SCHEDULE G, PART III – SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001

a) Identity of Party Involved	b) Relationship to Plan, Employer or Other Party-In-Interest	c) Description of Transactions, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	d) Purchase Price	e) Selling Price	f) Lease Rental	g) Expenses Incurred in Connection with Transaction	h) Cost of Asset	i) Current Value of Asset

American Tower Corporation*	Plan Sponsor	Timely deposit of employee contributions to the Plan	$ -	$ -	$ -	$ -	$ -	$51,900**

  * Represents a party-in-interest to the Plan.

** Employee contributions, totaling $51,900, withheld from the May 2001 payroll were deposited to the Plan on January 30, 2002. The deposit was not made within 15 business days, as required by ERISA regulations.

AMERICAN TOWER
RETIREMENT SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

a)	b) Identity of Issue, Borrower, Lessor or Similar Party	c) Description of Investment including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	d) Cost	e) Current Value
*	Fidelity Investments	Growth Company Fund		$6,794,270
*	Fidelity Investments	Magellan Fund		5,161,061
*	Fidelity Investments	Growth & Income Portfolio		5,013,049
*	Fidelity Investments	Retirement Money Market Portfolio		4,989,685
*	Fidelity Investments	Spartan U.S. Equity Index Fund		3,586,224
*	Fidelity Investments	U.S. Bond Index Fund		2,797,241
*	Fidelity Investments	Worldwide Fund		2,589,755
*	Fidelity Investments	Puritan Fund		2,210,961
*	American Tower Corporation	Class A common stock		1,080,602
*	Participants	Loans with various interest rates from 5.0% to 9.5% and various maturity dates through 2011		991,861

	Total			$35,214,709

* Represents a party-in-interest to the Plan.

The Plan.    Pursuant of requirements of the Securities Exchange Act of 1934, the trustees (or other persons that administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized, in the city of Boston, Massachusetts on the 28th day of June 2002.

AMERICAN TOWER RETIREMENT
SAVING PLAN

By:    /s/    Justin D. Benincasa
Justin D. Benincasa
Senior Vice President and
Corporate Controller

The following exhibits are filed as part of this Annual Report on Form 11-K.

Exhibit Index

Exhibit Number	Description
23.1	Consent of Deloitte & Touche LLP